09041093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 28 2009
Washington, DC
101

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-48743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Beanpot Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Gage Street
(No. and Street)

Winnetka	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. O' Callahan 312-930-6666
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 2045	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, John O'Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beanpot Financial Services, Inc, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Nadia Martinez
Notary Public, State of Illinois
My Commission Exp. 12/13/2009

Signature

President
Title

Notary Public

This report **contains (check all applicable boxes):

x] (a) Facing page.
x] (b) Statement of Financial Condition.
x] (c) Statement of Income (Loss).
x] (d) Statement of Changes in Cash Flows.
x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x] (g) Computation of Net Capital.
x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beanpot Financial Services, Inc.
(An Illinois Corporation)

Financial Statements
Year Ended March 31, 2009, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Beanpot Financial Services, Inc.
Annual Report
For the Year Ended March 31, 2009

Table of Contents

Robert Cooper & Company CPAs P.C.
141 West Jackson Blvd. Suite 2045
Chicago. Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Beanpot Financial Services, Inc

We have audited the accompanying consolidated statement of financial condition of **Beanpot Financial Services, Inc.** (the Company) as of March 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to **Beanpot Financial Services, Inc.** as of March 31, 2009 above present fairly, in all material respects, the consolidated financial position of, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60604
May 21, 2009

Beanpot Financial Services, Inc.
Statement of Financial Condition
March 31, 2009

ASSETS

Cash	$	137,861
Commission receivable		55,622
	$	193,483

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued payables	$	
Due to shareholder		
		0
Stockholders Equity		
Common Stock - no par value		
1000 shares authorized 500		
issued and outstanding		1,000
Preferred Stock - 100 Par value 8% Non-cummulative		
1000 shares authorized 500 issued and outstanding		50,000
Additional paid in capital		44,566
Retained earnings		97,917
		193,483
	$	193,483

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Income
For the Year Ended March 31, 2009

REVENUES		
Commissions on SEC	$	505,138
Commissions from IB		71,125
Other income		24,583
Total Revenues		600,846
EXPENSES		
Payroll Expense		395,258
Professional fees		5,645
Insurance		57,133
Data services, on-line fees and quote fees		12,402
Telephone and communication charges		12,738
Other operating expenses		84,841
Total Expenses		568,017
Net income before provision of income taxes		32,829
Provisions for state taxes tax		
Provisions for federal taxes benefit		
Net Income for year	$	32,829

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Changes of Stockholder's Equity
For the Year Ended March 31, 2009

	COMMON STOCK	PREFERRED STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances					
April 1, 2008	$1,000	$50,000	$44,566	$11,317	$106,883
Prior year adjustment				53,771	
Net Income for year				32,829	$32,829
March 31, 2009	$1,000	$50,000	$44,566	$97,917	$139,712

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operations		
Net Income	$	32,829
Adjustments to reconcile net income to cash used in operations:		
Increase in accounts receivable		-55,622
Decrease in salaries payable		
Decrease in Accounts payable		-1,750
Net cash provided by operating activities		-57,372
Cash flows from financing activities		
Increase in loans/advances		0
Net cash provided from financing activities		0
Change in Cash	$	-24,543
Cash at beginning of year		162,403
Cash at end of year	$	137,860

No interest expense paid in fiscal year end 2009

The accompanying notes should be read in conjunction with the financial statements

BEANPOT FINANCIAL SERVICES, INC.
(An Illinois corporation)
Notes to Financial Statements
March 31, 2009

1. COMPANY ORGANIZATION

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 16, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) with offices in Chicago, Illinois and Boston, Massachusetts. The Company is also a guaranteed introducing broker (IB). The guarantor is Man Financial, Inc. a registered Futures Commission Merchant (FCM) and a registered broker-dealer. The Company will try to match up a potential client to a primary broker dealer so that that broker dealer will do the execution that customers business. In return the Company earns a commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears their commission transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. Trailing commissions are booked as earned at the end of the month.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions are paid to the Company for the referral of business to the primary broker dealer in return for getting the execution business.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157 on fair value measurement. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value. The information used to

measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157 are used to measure fair value.

> **Level 1** inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
>
> **Level 2** inputs are inputs (other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

The Company assets are Level 1 assets for cash and Level2 assets for receivables.

3. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a calendar year for tax purposes. The Company files their taxes on a calendar year end basis. At December 31, 2007 their was no income tax liability.

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2009 the Company had net capital of $193,483. The net capital was $188,483 in excess of the required minimum net capital.

5. Preferred stock

The preferred stock is an 8% non-commutative dividend paying stock.

6. Firm commitments

The company has a lease commitment for their office space in Winnetka. The Future minimum lease payments are as follows:

April 1, 2009- June 30, 2009	$2,400
July 1, 2008- June 30 2009	$8,750

7. Subsequent events

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
March 31, 2009

Total stockholder's equity	$ 193,483
Haircut's required	0
Non allowable assets	0
Net Capital	193,483
Minimum net capital requirement	5,000
Excess Net capital	$ 188,483
Excess net capital at 1000%	$ 193,483

The accompanying notes should be read in conjunction with the financial statements

Beanpot Financial Services, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2009

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

	$
Accrued expenses payable	0
	$ 0

Ratio: Aggregate Indebtedness to Net Capital	0.0000% to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5
There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part IIA FOCUS reported as of March 31, 2009.

The accompanying notes should be read in conjunction with the financial statements

BEANPOT FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: THE COMPANY, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA's P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
fax 312-698-8722

Board of Directors
Beanpot Financial Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of Beanpot Financial Services, Inc (the Company), for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because

of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential with not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPAs P.C.
Chicago, Illinois 60605
May 21, 2009

Beanpot Financial Services, Inc.
Reconciliation from audit report to FOCUS
For the Year Ended March 31, 2009

Balance Sheet		
Assets per audit report	$	193,483.00
Assets per FOCUS filing		139,661.00
difference		-53,822.00
Liabilities per audit report		0.00
Liabilities per FOCUS		0.00
difference due to reclass of loan from shareholder		0.00
Equity per Audit Report		193,483.00
Retained Earning per FOCUS report		139,661.00
		53,822.00
Difference in liabilities and difference in assets		-53,822.00
net difference		0.00
Income statement per audit report		32,829.00
Annual Income per FOCUS filing		-20,993.00
		53,822.00
Accrued Commissions		55,622.00
Payroll expense cleared Difference in Bank account		-1,800.00
Total		53,822.00